UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 5)*

BEAR STATE FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

073844102

(CUSIP Number)

Richard N. Massey

Bear State Financial Holdings, LLC

900 S. Shackleford, Suite 401

Little Rock, Arkansas 72211

(501) 975-6022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

C. David McDaniel
Geoffrey D. Neal

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

August 22, 2017

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	073844102

1	NAME OF REPORTING PERSONS Bear State Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF	7	SOLE VOTING POWER None
SHARES BENEFICIALLY	8	SHARED VOTING POWER 15,182,463
OWNED BY EACH	9	SOLE DISPOSITIVE POWER None
REPORTING PERSON WITH:	10	SHARED DISPOSITIVE POWER 15,182,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,182,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%(1) of Common Stock
14	TYPE OF REPORTING PERSON PN
(1)	Based upon 37,713,171 shares of common stock of the Company issued and outstanding as of July 28, 2017.

CUSIP No.	073844102

1	NAME OF REPORTING PERSON Richard N. Massey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 797,798(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER 15,182,463 (2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 797,798(1)
REPORTING PERSON WITH:	10	SHARED DISPOSITIVE POWER 15,182,463 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,980,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%(3) of Common Stock
14	TYPE OF REPORTING PERSON IN
(1)	Includes (i) 758,417 shares of common stock of the Company and (ii) warrants to purchase 39,381 shares of common stock of the Company.
(2)

As managing member of the Investor (as defined in the Explanatory Note below) with voting and dispositive power over the shares of common stock owned by the Investor, Mr. Massey is deemed to be the beneficial owner of all shares of common stock owned by the Investor.

(3)

Based upon 37,713,171 shares of common stock of the Company issued and outstanding as of July 28, 2017, plus 39,381 shares of common stock of the Company issuable upon exercise of the warrant owned by Mr. Massey.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 5 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, as amended by Amendment No. 1 thereto, filed March 13, 2013, Amendment No. 2 thereto, filed March 15, 2013, Amendment No. 3 thereto, filed June 17, 2014 and Amendment No. 4 thereto, filed December 21, 2016 (as amended, the “Original Schedule 13D”), by Bear State Financial Holdings, LLC, an Arkansas limited liability company (the “Investor”), and Mr. Richard N. Massey, the managing member of the Investor. All terms not defined herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer

There have been no material changes to the information last reported in Item 1 of the Original Schedule 13D with respect to the Company or the Common Stock.

Item 2.	Identity and Background

There have been no material changes to the information last reported in Item 2 of the Original Schedule 13D with respect to the identity and background of the reporting persons.

Item 3.	Source and Amount of Funds or Other Consideration

There have been no material changes to the information last reported in Item 3 of the Original Schedule 13D.

Item 4.	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended and supplemented to include the following:

Agreement and Plan of Reorganization

On August 22, 2017, the Company and Bear State Bank, an Arkansas banking corporation and a wholly-owned subsidiary of the Company (the “Bank”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Arvest Bank, an Arkansas banking corporation (“Arvest”), and Arvest Acquisition Sub, Inc., an Arkansas corporation and a wholly-owned subsidiary of Arvest (“Acquisition Sub”), pursuant to which Acquisition Sub will merge with and into the Company with the Company surviving (the “Merger”). Immediately following the Merger, Arvest intends to cause (a) the Company to liquidate and distribute all of the remaining assets of the Company to Arvest or to merge into Arvest and (b) the Bank to merge with and into Arvest.

Pursuant to the Merger Agreement, each share of the Common Stock issued and outstanding as of the effective time of the Merger will be converted into a right to receive per share merger consideration of $10.28 per share, payable in cash.

Voting Agreement

In connection with the execution of the Merger Agreement, the Investor and Mr. Massey entered into a voting agreement with Arvest, the form of which is attached as an exhibit to the Merger Agreement (the “Voting Agreement”), pursuant to which such persons, in their capacities as shareholders of the Company, have agreed, among other things, to vote their respective shares of Common Stock (which constitute approximately 42.3% of the outstanding shares of the Common Stock) (the “Shares”) in favor of the approval of the Merger Agreement and the transactions contemplated thereby. Until the earlier of the consummation of the transactions contemplated by the Merger Agreement or the termination of the Voting Agreement in accordance with its terms, the Reporting Persons also agreed they will not, directly or indirectly: (a) vote any of the Shares in favor of (i) any other transaction involving the Company that would have the effect of any person, other than Arvest or an affiliate of Arvest, acquiring control over the Company or any portion of the assets of the Company, (ii) any acquisition or purchase from the Company or the Bank by any person or “group” of more than a 15% interest in the total outstanding voting securities of the Company or the Bank or any tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning 15% or more of the total outstanding voting securities of the Company or the Bank, or any merger, consolidation, business combination or similar transaction involving the Company or the Bank pursuant to which the shareholders of the Company or the Bank immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (iii) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of the Company or the Bank or (iv) any liquidation or dissolution of the Company or the Bank; or (b) subject to certain exceptions, sell, assign, transfer or otherwise dispose of any of the Shares, including Shares acquired after the date of the Voting Agreement.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement, which is incorporated herein by reference to Exhibit D to the Merger Agreement filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2017.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 5, the Investor beneficially owned 15,182,463 shares of Common Stock, which represents 40.3% of the Company’s outstanding Common Stock. By virtue of his position as the managing member of the Investor, Mr. Massey has voting and dispositive power with respect to the Common Stock directly held by the Investor and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Investor. Also as of the date of this Amendment No. 5, Mr. Massey beneficially owned 797,798 shares of Common Stock (assuming full exercise of his Commitment Warrant). The Investor is not deemed the beneficial owner, and hereby disclaims beneficial ownership, of the shares of Common Stock beneficially owned by Mr. Massey in his personal capacity, as the Investor has neither voting nor dispositive power over such shares.

Commitment Warrant. Mr. Massey’s Commitment Warrant expires on August 13, 2018, and entitles him to purchase 39,381 shares of Common Stock with an exercise price of $7.11. His Commitment Warrant and the rights thereunder are fully transferrable, in whole or in part, by Mr. Massey. The form of Commitment Warrant is included as an exhibit to the Original Schedule 13D and incorporated by reference into this Item.

(b) The managing member of the Investor has the exclusive right to do all things on behalf of the Investor necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the Common Stock, held by the Investor. Mr. Massey, as the Investor’s managing member, has the power to vote and to dispose of the Common Stock held by the Investor. As such, Mr. Massey and the Investor are deemed to have shared voting and dispositive power with respect to the Common Stock held by the Investor. Mr. Massey has sole voting and dispositive power over the 797,798 shares of Common Stock (assuming full exercise of his Commitment Warrant) that he beneficially owns in his personal capacity.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the sixty-day period prior to the filing of this Amendment.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Investor or Mr. Massey.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended and supplemented to include the following:

The description of the Voting Agreement provided in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

“Item 7. Material to be Filed as Exhibits” of the Original Schedule 13D is hereby amended and supplemented by adding the following:

K.

Form of Shareholder Voting Agreement (incorporated herein by reference to Exhibit D to the Agreement and Plan of Reorganization by and among Arvest Bank, Arvest Acquisition Sub, Inc., Bear State Financial, Inc., and Bear State Bank, dated August 22, 2017, filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2017).

In addition, the Joint Filing Agreement dated as of May 10, 2011, filed as Exhibit D to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 24, 2017

BEAR STATE FINANCIAL HOLDINGS, LLC

By:	/s/ William Changose
Name:	William Changose
Title:	Chief Operating Officer

/s/ Richard N. Massey
Richard N. Massey